Trinity Mirror plc

12g3-2(b)

15 July 2009

09046643

SEC
Mail Processing
Section

JUL 21 2009

Washington, DC
122

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges GradICSA
Company Secretarial Assistant

Encs.

dlw 7/28

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

12g3-2(b)

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SEC
Mail Processing
Section

JUL 21 2009

Washington, DC
122

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	17:09 08-Jul-2009
Number	3661V17

RNS Number : 3661V
Trinity Mirror PLC
08 July 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Trinity Mirror plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.):[iv]	Registered Holder: BNY Norwich Union Nominees Limited **2,905,466*** Chase GA Group Nominees Limited **19,074,267*** Chase Nominees Limited **460,173*** CUIM Nominee Limited **1,624,002*** Vidacos Nominees Limited **24,744*** *denotes direct interest Chase Nominees Limited **987,469** Vidacos Nominees Limited **1,053,063**

12g3-2(b)

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	07 July 2009
6. Date on which issuer notified:	08 July 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	<10% to 10% Change at Combined Interest Level

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
Ordinary Shares GB0009039941	25,256,265	25,256,265	24,088,652	24,088,652	2,040,532	9.35%	0.79%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
26,129,184	10.14%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]

The voting rights are managed and controlled by **Aviva Investors Global Services Limited**, with the following chain of controlled undertakings:-

Aviva Investors Global Services Limited:

- **Aviva plc (Parent Company)**
- **Aviva Group Holdings Limited** (wholly owned subsidiary of Aviva plc)
- **Aviva Investors Holdings Limited** (wholly owned subsidiary of Aviva Group Holdings Limited)
- **Aviva Investors Global Services Limited** (wholly owned subsidiary of Aviva Investors Holdings Limited)

12g3-2(b)

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Figures are based on a total number of voting rights of 257,690,520.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

This information is provided by RNS
The company news service from the London Stock Exchange

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